Exhibit 99.1

Sinovac to Present at the Brean Murray, Carret & Co. All-Cap All-China Conference and the Roth China Discovery Tour 2008
Wednesday May 7, 8:00 am ET

BEIJING, May 7 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a leading provider of vaccines in China, today announced that Mr. Weidong Yin, CEO, and Ms. Helen Yang, International Business Manager, are scheduled to present at the Brean Murray, Carret & Co. All-Cap All-China Conference on Monday, May 19, 2008 at 10:15 a.m. Eastern Standard Time at the Waldorf Astoria in New York, NY.

Ms. Nan Wang, Vice President, and Ms. Vanessa Wu, Senior Financial Manager, are scheduled to present at the Roth China Discovery Tour 2008 the same day at 5:20 p.m. Beijing Time at the Regent Hotel in Beijing, China.

Web cast of the Company's presentation at the Brean Murray, Carret & Co. All-Cap All-China Conference will be available by going to the investor relations section of Sinovac's Web site at http://www.sinovac.com . A replay of the presentation will be available for 30 days.

About Sinovac
Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza) and Panflu(TM) (H5N1). Sinovac is currently developing Universal Pandemic Influenza vaccine and Japanese encephalitis vaccine. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Company
Helen G. Yang
Sinovac Biotech Ltd.
Tel:   +86-10-8289-0088 x871
Fax:   +86-10-6296-6910
Email: info@sinovac.com

Investors/Media:
Stephanie Carrington/Janine McCargo
The Ruth Group
Tel:   +1-646-536-7017/7033
Email: scarrington@theruthgroup.com
          jmccargo@theruthgroup.com